America Movil added 2.6 million subscribers in the second quarter, including one million incorporated with the acquisition of BSE, to finish the first half of the year with a subscriber base of 35.8 million.

Second quarter revenues reached 19.7 billion pesos, 45% more than in the same period a year before, bringing the total for the six months through June to 37 billion pesos.

EBITDA came in at 7.6 billion pesos in the quarter and 14.1 billion pesos in the first half of the year. Year-on-year, they increased by 47% and 52% respectively.

America Movil's operating profits rose by 23% year-on-year, to 4.1 billion pesos. For the first semester, operating profits totaled 7.8 billion pesos and were up 34% relative to the same period a year before.

The strong operating performance of America Movil's subsidiaries and important foreign exchange gains mostly associated with the appreciation of the Brazilian reais and the Mexican peso in the second quarter resulted in a net income of 4.5 billion pesos in the second quarter and 7.5 billion pesos in the first six months of the year. The latter number was 4.3 times larger than the one registered in the first half of 2002.

The ratio of net debt to EBITDA came down to 1.1 times at the end of June, with net debt having been reduced by 6.8 billion pesos in the first half of the year. This in spite of the two acquisitions carried out this year (Celcaribe and BSE) and the execution of a large capital expenditures program.

Through its subsidiaries, America Movil launched GSM services in Ecuador and Colombia. By the end of this year it will be providing GSM services in Mexico, Brazil, Colombia, Ecuador and Nicaragua.

Relevant Events

On May 8th America Movil acquired an interest of approximately 95% in Brazilian wireless company BSE, which operates in the northeastern region of Brazil. The enterprise value of BSE was 180 million dollars. In June the minority equity participations in that company were also acquired: America Movil now owns through its subsidiary Telecom Americas 100% of BSE, which is being consolidated in America Movil's financial results since May.

America Movil's Ecuadorian and Colombian subsidiaries launched their new GSM services in May and June, respectively. The companies are building GSM overlays that will be completed by the end of this year. By then America Movil will be providing GSM services in Mexico, Brazil, Colombia, Ecuador and Nicaragua.

Subscribers

America Movil's wireless subscriber base reached 35.8 million at the end of June, after adding 2.6 million subscribers in the second quarter, including one million subscribers incorporated with the acquisition of BSE . Equity subscribers totaled 34.8 million, or 97% of the company's total subscriber base.

Telcel's net additions during the quarter came in at 554 thousand subscribers, bringing the year's total to 1.2 million, as the important Easter vacations (two weeks) took place this year in April rather than March. Total subscribers stood at 21.3 million at the end of June, 13.6% more than in June 2002.

In addition to the subscribers obtained through the acquisition of BSE, America Movil's Brazilian operation registered net gains of 365 thousand subscribers, raising its subscriber base to 6.7 million. Telecom Americas' organic growth was 6.9% quarter over-quarter and 18.6% year-on-year, with Telet and Americel being the more dynamic companies within the group.

Comcel in Colombia gained 245 thousand subscribers in the quarter, surpassing the 3.5 million-subscriber mark, for an annual increase of almost 50%. With 1.2 million subscribers, Ecuadorian Conecel was the subsidiary with most rapid growth, increasing its wireless subscriber base by 14.4% quarter over quarter and 77.1% annually.

Tracfone continued with the dynamism displayed during the first quarter of 2003 in terms of subscriber growth, posting a 216 thousand net subscriber gain in the second quarter that brought the year's total to 461 thousand net additions. Sercom in Guatemala reached 754 thousand subscribers, including the wireless subscribers of its operations in Nicaragua. In addition to these, the Guatemalan operations had 862 thousand fixed wirelines in service, 59 thousand more than at the end of 2002.

America Movil Consolidated Results

With strong revenue growth across all of its subsidiaries, America Movil's second quarter revenues rose by 14.6% on the quarter and 44.9% year on year, to 19.7 billion pesos. Service revenues reached 17.3 billion pesos, having risen 12.9% in the quarter and 42.7% in relation to the year before, whereas equipment revenues were up 28.9% in the quarter and 63.0% on an annual basis.

The above brought total revenues for the first half of the year to 36.9 billion pesos, which represents a 42.7% increase over the same period of 2002.

With most subsidiaries registering a quarterly increase in EBITDA, consolidated EBITDA was up 17.7% in the quarter and 46.8% year on year, to 7.6 billion pesos, bringing the cumulative figure through June to 14.1 billion pesos. The latter number is 52.2% higher than the corresponding figure for the same period a year before. The EBITDA margin was 38.6% for the quarter and 38.1% for the first half of the year.

Operating profits, which totaled 4.1billion pesos, were also up on the quarter (11.2%) and relative to the previous year's (23.4%). Operating profits added up to 7.8 billion pesos in the six months to June.

The company registered a net comprehensive financing income of 1.2 billion pesos in the second quarter, behind which lie substantial foreign exchange gains (1.8 billion pesos) that came about as a result of the appreciation of the Brazilian Real and the Mexican Peso relative to the U.S. Dollar. These currencies appreciated by 16.5% and 4.5% respectively in the second quarter. The quarter's monetary result was somewhat unusual as a consequence of negative inflation rates observed in Mexico, Brazil, Colombia, Ecuador and Argentina in at least one month of the quarter. It also reflected among other things, the continued decline of the company's net debt.

The strong operating performance of the subsidiaries and the foreign exchange gains mentioned above resulted in a substantial increase in net profits, which rose by 52.4% in the quarter to reach 4.5 billion pesos. Through June, net income came in at 7.5 billion pesos, a figure that is over four times greater than the one seen in the first half of 2002.

Telcel contributed 64% of America Movil's revenues in the first half of the year and 71% of its EBITDA. The Brazilian operations under Telecom Americas were the second largest contributors of revenues, but the Guatemalan operations remained the second most important generator of EBITDA.

The gross debt of America Movil (including accrued financial expenses) ended June at 42.8 billion pesos whereas its net debt stood at 30.2 billion pesos. During the first half of the year net debt was reduced by 6.8 billion pesos, mostly as a consequence of the company's strong cash flow generation, and in spite of the acquisitions effected so far this year (Celcaribe and BSE) and a strong CAPEX. The ratio of net debt to EBITDA (last twelve months) has fallen to 1.1 times.

Mexico

For the fifth consecutive quarter, Telcel's blended ARPUs rose on the back of a steady increase in overall traffic and a more moderate subscriber growth in the period. This increase helped bring about an increase of service revenues of 8.4% sequentially and 23.0% year-on-year, on the back of which total revenues reached 12.4 billion pesos in the second quarter. Accumulated revenues for the first half of the year rose to 23.8 billion pesos, posting a 22.1% increase year-on-year.

EBITDA for the quarter totaled 5.4 billion pesos, one third higher than that of the previous year, as total revenues outpaced costs by 1.4 times in the period. EBITDA margin in the second quarter reached a high of 43.3%, around 3 percentage points higher compared to both the previous quarter's and the second quarter of 2002. During the first semester of the year, EBITDA reached 10 billion pesos and represented 41.9% of revenues, an improvement of 4 percentage points over a year ago.

It is worth mentioning that this improvement in Telcel's operating performance was obtained in spite of the establishment of a reserve at the beginning of this year associated with the payment of the special telecommunications' tax in Mexico, which the company continued to provision during the second quarter, although at a smaller proportion relative to the prior one based on new changes to the tax law.

Telcel's operating profits in the quarter totaled 4.3 billion pesos, a 25% sequential increase and 36.5% relative to the same period of 2002. Year- to-date operating earnings reached 7.7 billion pesos, a margin of 32.4% relative to revenues.

Guatemala

With net additions of 254 thousand over a one-year period, America Movil's Guatemalan wireless subscriber base reached 754 thousand at the end of the first semester of 2003, including those clients obtained in Nicaragua through the Guatemalan subsidiary. Telgua's number of wireline subscribers stood at 862 thousand as of the end of June.

Revenues amounted to 121 million dollars in the second quarter (4.4% qoq growth) and 238 million dollars for the first semester (4.3% yoy growth). At 67 million dollars, EBITDA in the quarter decreased slightly compared to the previous one but was up 6.9% annually.

The EBITDA margin came in at 55.3%, somewhat higher than the one seen in the same period of 2002. Operating profit for the semester totaled 77 million dollars, representing 32.4% of revenues; they were up 2.3% year-on-year.

Brazil

Telecom Americas' subscriber base reached 6.7 million at the end of June, as one million BSE subscribers were incorporated and the other operations posted net gains of 365 thousand subscribers.

Telecom Americas' revenues reached 713 million reais (246 million dollars) in the quarter, led by a strong increase in sales associated with Mother's Day promotions and the consolidation of BSE since the beginning of May. Service revenues were up 42% year-on-year and total revenues 44%. First semester revenues increased by 29.3% year on year to 1.3 billion reais (396 million dollars).

The five Brazilian operations generated an EBITDA of 189 million reais (65 million dollars) in the quarter, slightly up sequentially but nearly 37% higher than that of the same period a year before. As a percentage of revenues, second quarter EBITDA represented 26.5%, reflecting the strong subscriber growth in the period. Year-to-date EBITDA came in at 373 million reais (117 million dollars), which represents an increase of 26.5% relative to the first half of 2002; the EBITDA margin was practically unchanged.

Regarding the second quarter operating income, it stood at 8 million reais which compares with the loss of 22 million reais registered the year before. During the first half of the year, operating income came in at 33 million reais (10 million dollars), an improvement of over 50 million reais compared to the same period of 2002.

Colombia

America Movil's Colombian unit attained 3.5 million subscribers by the of the first half of the year, adding 245 thousand clients during the second quarter (7.5% sequential growth) and more than a million over a year before, including those subscribers obtained through the acquisition of Celcaribe. It is worth mentioning that postpaid subscribers have increased their relative importance in total subscribers.

Comcel generated 343 billion Colombian pesos (120 million dollars) of revenues in the quarter, a sequential increase of 8.8% and 46.2% higher than those of the same period of 2002. Accumulated revenues through June came in at 659 billion Colombian pesos (227 million dollars) and were up by 45.0% on the back of similar service revenue and subscriber growth.

EBITDA increased 19.7% quarter over quarter and over 70% compared to a year before, thus reaching 124 billion Colombian pesos (44 million dollars). The second quarter margin stood at 36.1% and was the highest ever registered by the company; it was up 3.3 and 5.1 percentage points compared to the previous quarter and that of the same period a year before, respectively.

For the first half of the year, EBITDA totaled 228 billion Colombian pesos (79 million dollars), two thirds higher than the same period of the prior year, as revenues outpaced costs by 1.3 times.

Operating profit for the quarter amounted to 43 billion Colombian pesos (15 million dollars), whereas that of the semester stood at 71 billion Colombian pesos (25 million dollars), more than 2.7 times that of 2002.

Ecuador

Conecel in Ecuador registered the highest subscriber growth rate amongst America Movil's subsidiaries, both sequentially and annually. The company's subscriber base reached 1.2 million after net additions of 145 thousand in the quarter and 504 thousand over a twelve-month period. It is worth mentioning that Conecel already offers GSM services in Ecuador since the beginning of June.

Total revenues in the quarter almost doubled sequentially to 73 million dollars on the back of a 2.7 times increase in equipment revenues and an extraordinary interconnection revenue of 21 million dollars received in April. Without this exceptional income, total revenues would have increased 37% quarter over quarter and 80% year over year.

Quarterly EBITDA reached 25 million dollars and was 43.6% higher compared to the previous quarter and 161.8% relative to that of last year, including a positive net effect of 7 million dollars associated with the exceptional interconnection revenue. EBITDA margin came in at 34.2% and was somewhat lower than that of the previous quarter but still 1.5 percentage points higher than in 2002. Year-to-date EBITDA totaled 42 million dollars, 38.3% relative to revenues.

United States

At nearly 2.5 million subscribers at the end of June and after net additions of 216 thousand in the second quarter, Tracfone has increased its total subscriber base by almost 10% on the quarter and by 32% on a yearly basis.

Second quarter revenues totaled 146 million dollars, bringing the total for the first half of 2003 to 271 million dollars, over 24% higher than those of the prior year. Airtime revenues during the quarter rose by 19.5% to reach 121 million dollars, mostly on the back of an MOU sequential increase of 7.4%; Tracfone's ARPU growth matched that of the minutes of use.

Revenue growth more than offset the increase in airtime cost and SG&A expenses, leading the quarter's EBITDA to add up to 5 million dollars or 3.5% of revenues, the highest figure obtained by Tracfone to date. In spite of strong subscriber growth during 2003, the company has managed to maintain a nearly break-even EBITDA balance.

For the first time, the company's quarterly operating profit came in close to a breakeven point. The EBIT loss (10 million dollars) registered during the first half of the year was 47% lower than that of the first semester of 2002.